Exhibit 99.1
Dallas — November 13, 2009 — Axcess International Inc., (OTCBB: AXSI) a leading provider of wireless credential systems for business activity monitoring and control, today reported results for the third quarter ending September 30, 2009.
Highlights for the Third Quarter Ended September 30, 2009
•	Third Quarter 2009 Revenue of $.2MM down $2.9MM over Second Quarter 2009
•	Year To Date 2009 Revenue of $4.4MM up $3.3MM versus Year To Date 2008 due to large international order completed in June 2009
•	Record revenue forecasted for CY 2009 based on port contract total of $3.54MM
•	Year To Date loss of $0.8MM, or $0.02 per share for Q3 2009
•	Gross margin percentage of 62% Year To Date 2009
•	In 3Q 2009, an entry level Wireless Credential product bundle was introduced into the new security market distribution channel for greater sales leverage
•
In 3Q 2009, Axcess Announced it has become a Marketing Partner and Licensee of Genuine HID proximity access control technology to be the first to provide standard access control and advanced workforce applications in a single credential

•	Axcess’ Patented MicroWireless technology continues to demonstrate competitive advantages and opportunities for future innovations
“As we highlighted last quarter, our 2009 financials continue to be dominated by our Caribbean Port Security Initiative,” said Allan Griebenow, president and CEO of Axcess. Mr. Griebenow further stated, “Following a second successful implementation on the world stage last spring, we are working to further replicate our physical infrastructure security wins in the U.S., in the region, and farther abroad. In the quarter, we took steps to position our DotTM Wireless Credential line for sale through traditional physical security market channels where it is unique in providing multiple advanced workforce management application solutions in and around business facilities. We implemented an entry level product bundle so integrators can more easily buy our solution through security distributors. We became a marketing partner of HID, and successfully licensed and embedded their worldwide dominant proximity access control technology into our Wireless Credential to provide the world’s first single card solution for both access and advanced internal applications. Our plan now is to build our integrator sales channel for greater sales leverage. We are well positioned for growth in 2010 as we continue to focus on making our wireless credential the world’s next generation business credential.”
Corporate and Industry Developments
Axcess’ systems for business and government use specialized MicroWireless technology to wirelessly enable “things” for real-time business activity monitoring, automation and control solutions. The systems directly increase productivity, security and safety and offer short term ROIs in virtually all industries.
Axcess transforms common manual identification products into wireless devices capable of automated identification, tracking and sensing. As an example, Axcess transforms manual access control badges into wireless personnel credentials for advanced workforce management, safety and security. These include applications such as high speed access control, internal security tracking, emergency evacuation management, automatic asset protection and visitor tracking for security and compliance reporting. Systems are also used for contractor time and attendance data collection, safety tracking and compliance reporting, as well as workforce time and motion data collection for business process improvement and business intelligence initiatives.

The Port contract won and implemented early in the year was successfully completed, and Axcess has been credited for its role in successfully securing the facility and the 34 heads of state participating in the Fifth Summit of the Americas April conference in Trinidad. Systems include visitor and vehicle tracking, emergency evacuation accounting, internal zonal security, wireless WMD sensing, various security scanners and other equipment designed to enhance security solutions and resources. The Company continues to work toward replicating its successes at additional ports, airports and other critical infrastructure facilities worldwide.
To leverage its success in Wireless Credential applications the Company introduced its DotTM Wireless Credential product into the security distribution sales channel as a bundled system so existing proximity access control systems can be easily expanded into advanced workforce management solutions for improving security, safety, compliance reporting and efficiency. Wireless Credentials provide businesses visibility into the location and status of their labor and assets inside their operations.
Wireless Credentials have proven to provide near immediate return on investment for customers as part of the rapidly growing $9 billion worldwide market for access control systems. Axcess announced in the quarter it has entered into a license agreement with HID Global to use HID proximity technology in the Axcess’ DotTM Wireless Credential product. Axcess’ DotTM Wireless Credential encompasses local location identification, tracking and control capabilities. HID proximity technology is recognized as the industry standard for low frequency physical access control. By combining HID Global’s strength in secure credentialing with Axcess’ solutions, a single secure credential can be used to cost-effectively and conveniently solve additional business problems throughout an enterprise.
Axcess’ DotTM Wireless Credential product is designed to enable existing proximity access control systems to be expanded easily beyond the front door into advanced workforce management solutions inside for improving security, safety, compliance reporting and efficiency. Wireless Credentials provide businesses real time visibility into the location and status of their labor and assets inside their operation. Wireless Credentials also enable numerous applications that have proven to provide near immediate returns for customers across multiple industry segments. Axcess is authorized to use HID technology and applicable patents in its Wireless Credentials under the Genuine HID TechnologyTM program.
MicroWireless communications has been proven to represent the technological sweet spot where autonomous wireless identification and data transfer are best enabled in very small, low cost battery-powered devices. Regardless of their hardware platform or form factor, devices or tags commonly called DotsTM operate in their own wireless frequency and are designed specifically for the unique need, independent from interference and unobtrusive to backbone networks. For these uses, MicroWireless eclipses other wireless technologies such as cell phones, EPC-RFID, Ultra-Wideband (UWB), Zig-Bee, Wi-Fi and Bluetooth which are not suited to the automated monitoring of personnel and assets in the enterprise because of unacceptable cost, size, reliability, infrastructure and power consumption constraints.
The core technology is supported by a strong intellectual property foundation of patents and filings. The Company believes this portfolio will continue to open up opportunities for IP monetization and strategic partnerships in the near term and long into the future.
Bringing to market the complete set of innovative functions of MicroWireless creates an open architecture for multiple sources of data to be acquired to deliver previously inaccessible information 24/7 in real-time. These innovation and growth efforts continue to be supported by our shareholders and by key financial advisor, Amphion Innovations plc.

Third Quarter and First Nine Months of 2009 Financial Results
Revenue was $213,164 for the three months ended September 30, 2009 compared to $511,190 for the three months ended September 30, 2008. Revenue for the Nine months of 2009 was $4,452,681 compared to $1,175,022 for the same period in 2008. The increase in sales is a result of the Trinidad Contract awarded in January 2009. Add-on sales that are considered by the Company to represent a form of recurring revenue was 73% of total sales in the third quarter 2009 and 41% for the nine months of 2009.
Gross margin was 37% or $79,423 in the third quarter 2009 as compared to 51% or $260,292 in the 2008 period, and 62% or $2,775,037 in the nine months of 2009 as compared to 48% or $559,528 in the nine months of 2008. The year to date increase in gross margin was due to a change in product mix as a result of the Trinidad Contract awarded in January 2009.
Research & Development (R&D) expenses for the third quarter totaled $257,137, compared to $451,274 in the prior year period and $805,736 for the nine months of 2009, compared to $1,858,962 for the nine months of 2008. The decrease in R&D is due to the timing of the development of the next generation RFID product which we continue to expense as it is incurred.
Selling, Marketing, General and Administrative (S, M, G & A) expenses for the third quarter totaled $522,149, as compared to $658,558 in the prior year period and $2,183,723 for the nine months of 2009, as compared to $2,048,108 for the nine months of 2008. The majority of the increase relates to an increased selling expense relating to the Trinidad contract.
Other expenses for the third quarter of 2009 totaled $53,776, as compared to $100,296 for the prior year period in 2008 and $173,594 for the nine months of 2009 compared to $392,537 for the nine months of 2008. The majority of the decrease relates to the decreased interest expense recorded in connection with the issuance of warrants to the convertible notes issued during 2008.
Net loss for the third quarter of 2009 was $759,348 as compared to $952,815 in the prior year period and $403,447 for the nine months of 2009 as compared to $3,750,020 in the nine months of 2008. The decrease in the net loss is mainly related to the increased margin contribution of the Trinidad contract, lower research and development expenses and lower interest expense.
Recurring preferred stock dividend requirements for the third quarter of 2009 was $0 and $39,883 for 2008 and $95,263 for the nine months of 2009 and $188,430 for the nine months of 2008. Axcess also recorded a one-time dividend of $558,686 and $171,984 for the preferred stocks issued during the nine months of 2008.
Net loss applicable to common stock for the 2009 third quarter was $759,348, or $0.02 per share, compared to a loss of $1,164,682 or $0.04 per share, for the third quarter of 2008 and $498,710 or $0.02 per share for the nine months of 2009 compared to $4,669,120 or $0.16 per share for the same period in 2008.
Conference Call
In conjunction with the earnings release, Axcess invites you to listen to its conference call Friday, November 13, 2008 at 12:00 p.m. (Eastern). To participate in the call, domestic callers can dial (888) 713-4213 and international callers can dial (617) 213-4865 and enter the reservation code “95282225.” Participants should dial into the call about 10 minutes prior to the start time.
For those unable to attend the live conference call, a replay will be available by dialing (888) 286-8010 for domestic callers and (617) 801-6888 for international callers and entering the replay code “56556313.” The replay will be available for one month beginning approximately two hours after the end of the call. There is no charge for participants to access the live event or replay.

The conference call and replay dial in information is also available at Axcess’ Website at www.axcessinc.com.
About Axcess International Inc.
Axcess International Inc. (OTCBB: AXSI) provides wireless business activity monitoring solutions including its intelligent Wireless Credentials for business encompassing local location identification, tracking and control capabilities. Using its patented MicroWirelessTM technology platform, the complete system solutions supersede existing manual personnel badges by automating various workforce management tasks that increase productivity, security, safety and business intelligence. Real-time data from labor activities also enable previously unattainable business intelligence and analytics initiatives. MicroWireless — based on active RFID principles — is the economic and technological sweet spot for autonomously-powered low cost, miniature, remote communication devices. Axcess is a portfolio company of Amphion Innovations plc (AIM: AMP). Additional information on Axcess is available on the Company’s Web site at www.axcessinc.com.
Contacts

Public Relations	Axcess Contact	Investor Relations
Driver Public Relations	Axcess International	EPOCH Financial Group
Kenni Driver	Allan Frank, CFO	James Kautz
972.978.6455	972.407.6080	888.654.5318
kenni.driver@driverpr.com	afrank@axcessinc.com	jkautz@epochfinancial.com
This release contains forward-looking statements as defined in Section 21E of the Securities Exchange Act of 1934, including statements about future business operations, financial performance and market conditions. Such forward-looking statements involve risks and uncertainties inherent in business forecasts.
(tables to follow)
Source: Axcess International, Inc.

AXCESS INTERNATIONAL INC.
CONSOLIDATED BALANCE SHEETS
(Unaudited)

	September 30,	December 31,
	2009	2008
ASSETS

Current assets:
Cash and cash equivalents	$80,833	$51,392
Accounts receivable — trade, net of allowance for doubtful accounts of $30,132 and $27,424 for 2009 and 2008, respectively	130,212	92,844
Inventory, net	74,874	142,782
Prepaid expenses and other	61,971	43,100

Total current assets	347,890	330,118

Property, plant and equipment, net	19,705	18,969
Deferred debt issuance costs	14,062	18,750
Other assets	45,737	53,062

Total assets	$427,394	$420,899

LIABILITIES AND STOCKHOLDERS’ DEFICIT

Current liabilities:
Accounts payable (includes $2,891 and $18,645 with related party in 2009 and 2008, respectively)	$765,018	$905,354
Accrued liabilities	385,106	502,566
Accrued interest	1,271,816	1,112,862
Deferred revenue	14,652	22,222
Notes payable (includes $1,038,273 with a related party in 2009 and 2008)	1,200,273	1,200,273
Dividends payable	31,515	280,394

Total current liabilities	3,668,380	4,023,671

Notes payable (includes $393,787 with a related party in 2009 and 2008), net of discount of $0 and $13,092 in 2009 and 2008, respectively	2,696,346	2,683,254

Total liabilities	6,364,726	6,706,925

Commitments and contingencies
Stockholders’ deficit:
Convertible preferred stock, 10,000,000 shares authorized in 2009 and 2008. Without liquidation preferences; $0.01 par value, 4,550,211 and 6,125,211 shares issued and outstanding in 2009 and 2008, respectively	45,502	61,252
Common stock, $.01 par value, 70,000,000 shares authorized in 2009 and 2008; 33,642,593 shares issued and outstanding in 2009 and 31,204,931 shares issued and outstanding in 2008	336,426	312,050
Additional paid-in capital	166,480,699	165,641,922
Accumulated deficit	(172,799,959)	(172,301,250)

Total stockholders’ deficit	(5,937,332)	(6,286,026)

Total liabilities and stockholders’ deficit	$427,394	$420,899

AXCESS INTERNATIONAL INC.
CONSOLIDATED STATEMENTS OF OPERATION
(Unaudited)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2009	2008	2009	2008

Sales	$213,164	$511,190	$4,452,681	$1,175,022
Cost of sales	133,741	250,898	1,677,644	615,494

Gross profit	79,423	260,292	2,775,037	559,528
Expenses:
Research and development	257,137	451,274	805,736	1,858,962
General and administrative	361,599	359,703	1,096,522	1,105,511
Selling and marketing	160,550	298,855	1,087,201	942,597
Depreciation and amortization	5,709	2,979	15,431	9,941

Operating expenses	784,995	1,112,811	3,004,890	3,917,011

Loss from operations	(705,572)	(852,519)	(229,853)	(3,357,483)

Other income (expense):
Interest expense	(55,453)	(102,512)	(233,949)	(397,071)
Gain on vendor settlements	1,677	2,216	60,355	4,534

Other income (expense), net	(53,776)	(100,296)	(173,594)	(392,537)

Net loss	(759,348)	(952,815)	(403,447)	(3,750,020)

Preferred stock dividend requirements:
Recurring	—	(39,883)	(95,263)	(188,430)
2008 Preferred equity offering	—	—	—	(558,686)
2008B Preferred equity offering	—	(171,984)	—	(171,984)

Preferred stock dividend requirements	—	(211,867)	(95,263)	(919,100)

Net loss applicable to common stock	$(759,348)	$(1,164,682)	$(498,710)	$(4,669,120)

Basic and diluted net loss per share	$(0.02)	$(0.04)	$(0.02)	$(0.16)

Weighted average shares of common stock outstanding	33,625,582	30,813,627	32,213,284	29,932,137